January 6, 2010

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, DC 20549

Re          Comment Letter dated 12/17/09 for Regan Holding Corp.

              Form 10-K and 10-K/A for Fiscal Year Ended December 31, 2008

              File No. 000-19704

Dear Mr. Rosenberg:

We are in receipt of your comment letter dated December 17, 2009. As discussed with Frank Wyman on January 6, 2010, we are in the process of addressing your comments, and intend to respond on or before January 21, 2010.

If you have any questions in connection with the timing of our response letter, please contact Amy Setikas, Accounting Manager, at (707) 778-8638 ext. 6875 or me at (707) 778-8638 ext. 5802.

Sincerely,

/s/ R. Preston Pitts

Chief Financial Officer

Regan Holding Corp.